UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOBILEMAIL (US) INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

60742Q 10 9
(CUSIP Number)

PETER BIRGER AHMAN
Kyrkotorget 13 E
06100 Borgå, Finland

+358 40-551-4177
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1
(g), check the following box [   ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 60742Q 10 9

1.	Names of Reporting Person: Tracebit Holding OY
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Finland

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	Nil

8.	Shared Voting Power:	5,757,803 Shares

9.	Sole Dispositive Power:	Nil

10.	Shared Dispositive Power:	5,757,803 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,757,803 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 15.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 60742Q 10 9

1.	Names of Reporting Person: Peter Birger Ahman
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Finland

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	Nil

8.	Shared Voting Power:	5,757,803 Shares

9.	Sole Dispositive Power:	Nil

10.	Shared Dispositive Power:	5,757,803 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,757,803 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 15.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 60742Q 10 9

ITEM 1.           SECURITY AND ISSUER.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Mobilemail (US) Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 5.18 Shaftesbury Avenue, London, England, W1D 5EU.

ITEM 2.           IDENTITY AND BACKGROUND

A.	Name of Persons filing this Statement:

This statement is filed by (i) Tracebit Holding OY (“Tracebit Holding”) and (ii) Peter Birger Ahman, the sole director and a principal shareholder of Tracebit Holding. Tracebit Holding and Mr. Ahman are collectively referred to herein as the “Reporting Persons”. By signing this statement, each Reporting Person agrees that this statement is filed on its or his behalf.

B.	Residence or Business Address:

The business address of the Reporting Persons is Kyrkotorget 13 E 06100 Borgå, Finland.

C.	Present Principal Occupation and Employment:

Mr. Ahman is the President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Issuer and the sole director of Tracebit Holding. Tracebit Holding is an investment holding company.

D.	Criminal Proceedings:

Neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdeamours) during the last five years.

E.	Civil Proceedings:

Neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

Mr. Ahman is a citizen of Finland. Tracebit Holding is a corporation incorporated pursuant to the laws of Finland.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 6, 2007, the Issuer acquired all of the issued and outstanding shares of OY Tracebit AB (“Tracebit”) in consideration for the issuance of an aggregate of 8,224,650 Shares of the Issuer. Tracebit Holding was issued 5,757,803 Shares of the Issuer as consideration for all of the shares of Tracebit held by it. Mr. Ahman is the sole director and a principal shareholder of Tracebit Holding and thus Mr. Ahman may be deemed to share dispositive and voting power over the Shares of the Issuer held by Tracebit Holding.

CUSIP No. 60742Q 10 9

ITEM 4.           PURPOSE OF TRANSACTION

On February 6, 2007, the Issuer acquired all of the issued share capital of Tracebit in consideration for the issuance to Tracebit’s shareholders of an aggregate of 8,224,650 Shares of the Issuer. Tracebit Holding was issued 5,757,803 Shares of the Issuer as consideration for all of the shares of Tracebit held by it. The acquisition of Tracebit represented a change in control of the Issuer and, as a result, the business of Tracebit is the primary business of the Issuer. In connection with the acquisition, Peter Ahman, Simon Adahl and Miro Wikgren were appointed as directors and officers of the Issuer.

The Reporting persons acquired the Shares of the Issuer for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional Shares of the Issuer as the Reporting Persons may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of such Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

CUSIP No. 60742Q 10 9

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

a)	Beneficial Ownership.

The Reporting Persons beneficially own 5,757,803 shares of common stock of the Issuer, representing approximately 15.3% of the Issuer’s issued and outstanding Shares (based upon 37,534,406 Shares of the Issuer outstanding as at February 6, 2007). The Reporting Persons share voting and dispositive power over such Shares.

b)	Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities, including Shares of the Issuer, within sixty (60) days preceding the date hereof.

c)	Certain Rights of Other Persons.

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description of Exhibit

1	Equity Share Purchase Agreement among Capella Capital OU, Pollux OU and Tracebit Holdings OY and the Company and OY Tracebit AB dated January 31, 2007 (1)

2	Agreement to File Jointly, by and among the Reporting Persons, dated February 16, 2007(2)

(1)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 5, 2007.
(2)	Filed herewith.

CUSIP No. 60742Q 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2007
TRACEBIT HOLDING OY

/s/ Peter Birger Ahman
Per:
Authorized Signatory

/s/ Peter Birger Ahman
PETER BIRGER AHMAN

CUSIP No. 60742Q 10 9

EXHIBIT 2

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Mobilemail (US) Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and together will constitute one agreement.

Date: February 16, 2007	TRACEBIT HOLDING OY

/s/ Peter Birger Ahman
By:
Peter Birger Ahman
Authorized Signatory

Date: February 16, 2007		/s/ Peter Birger Ahman
PETER BIRGER AHMAN